October 19, 2005	Jeryl A. Bowers 310.552.5021 Fax: 310.552.5001 jbowers@klng.com
Via Edgar and Facsimile (202) 772-9217

Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
450 5th Street, N.W.
Washington D.C. 20549

Re	Berman Center, Inc. Amendment No. 1 to Form SB-2 (File No. 333-126387)

Dear Mr. Riedler:

On behalf of Berman Center, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Amendment No. 1 to the Company’s registration statement on Form SB-2 (File No. 333-126387) (the “Registration Statement”) filed on July 5, 2005. Under separate cover via courier, we are also sending courtesy copies of this letter and the Amendment, which is marked to show changes from the Form SB-2 filed with the Securities and Exchange Commission (the “Commission”) on July 5, 2005, to you and each of the following members of the staff: Mary K. Fraser, Joseph Roesler, Joel Parker, and Suzanne Hayes. We have been advised that changes in the Registration Statement, as submitted herewith in electronic format, have been tagged.

The following consists of the Company’s responses to your comment letter dated August 1, 2005. For the convenience of the staff, each comment is repeated verbatim with Company’s response immediately following.

General

l.
Comment: We note that your predecessor stopped filing periodic reports after it filed its September 30, 1996 Form 10-QSB. It does not appear that your predecessor filed a Form 15. Please tell us why your predecessor stopped filing its periodic reports and why you are not considered to be delinquent in your filings.

Response: Pursuant to our conversations with the management of the predecessor company, the management spoke with the Commission and the Commission indicated that if the Company filed a Form 10-SB, the Commission would consider it to be current in its periodic filings upon effectiveness of the Form 10-SB. The Company filed a Form 10-SB (File No. 000-19562) on July 5, 2005, which automatically went effective on September 5, 2005.

Prospectus Summary - page 3

2.
Comment: The information included under the heading “The Company” is too vague and generic to be meaningful. Please revise it to briefly describe the specific business activities you are currently engaged in, as well as the activities you hope to engage in in the future. It is currently unclear what products and services the company offers, or how you make money. The revised disclosure should clearly indicate how you earn revenue and where it comes from. It should be more specific about your plans for the future, including the amount and source of funds you will use for your new business activities. The presentation should also be balanced, including a brief discussion of any impediments that could keep you from achieving your goals.

Response: We note your comment and have revised the disclosure under the heading “The Company” to address your comment and have provided more details regarding the Company’s business operations and sources of revenue.

Mr. Jeffrey P. Riedler
October 19, 2005

3.	Comment: Please revise the second sentence to indicate that Dr. Berman has a Ph.D. in social work and is not a physician.

Response: We note your comment and have revised the disclosure accordingly.

4.	Comment: It is unclear why you think the location and size of your facility is so significant to an investment in your company that you mention it in the summary. Please explain.

Response: We note your comment and have revised the summary accordingly.

5.
Comment: The use of words such as “clinic,”“health” and “Dr.” and the statement that your facility is near Northwestern Memorial Hospital suggest that this is a medical facility. We note, however, that Dr. Berman is not a physician, and there do not appear to be any physicians on your staff. Please be more specific about who your “clinic staff” consists of. If there are physicians, explain their relationship to the company. Also, explain what a “full-scale hormonal management clinic, counseling center and sexual function testing center” does. The use of this terminology, particularly the reference to hormonal management, suggests that you provide medical treatments and prescribe drugs for medical conditions. You also indicate, on page 23, that you prescribe vasodilators, bio-identical hormones, SSRI’s and SNRI’s and other medications for your patients. Please explain who at your clinic has the medical authority to examine patients and prescribe medications. We may have further comments.

Response: We note your comment and have expanded our disclosure under the heading “The Company” to describe, among other things, the Company’s clinical staff and hormonal management clinic.

6.
Comment: The phrase “diversified media platform” is jargon. Please replace the phrase with a clear description of the activities encompassed by the phrase. Please also be more specific about what Dr. Berman’s reputation as a “female sexual health and relationship expert” is based on.

Response: We note your comment and have omitted the terms “diversified media platform” and “female sexual health and relationship expert.”

Mr. Jeffrey P. Riedler
October 19, 2005

Recent Developments - page 4

7.
Comment: Please revise the disclosure to clarify whether the May 2005 offering has closed or is continuing. State whether the shares being registered for resale were sold in that offering, and if so, how many.

Response: We note your comment and have revised the disclosure accordingly.

8.
Comment: Footnote 1 indicates that you have registered for resale shares of common stock underlying warrants that “are issuable to certain of the selling security holders.” Please tell us who these security holders are, how many shares are involved and describe the circumstances under which the warrants will be issued. In addition, please provide us with your legal analysis of why it is appropriate to register these shares prior to issuance of the warrants. We may have additional comments after reviewing your response.

Response: We note your comment and have revised the footnote to clarify the disclosure. The warrants referenced in the footnote have been issued and are held by the selling stockholders as set forth in the Selling Stockholders table.

Risk Factors - page 6

We have a history of losses and we anticipate that our expenses will dramatically increase…- page 6

9.
Comment: Please clarify what the relationship is between the registrant, Berman Center, Inc., and Berman Health and Media, Inc. Quantify the amount of your losses and the amount that you anticipate your expenses will increase in the future. Also identify where you anticipate obtaining the funds you will need and what you will need the funds for, as well as what will happen if you are unable to obtain them.

Response: We note your comment and have revised the disclosure to expand our disclosure regarding losses, expenses and source of funding. While the Company is unable to quantify with certainty the projected increase in its future expenses, we have included disclosures regarding the type of expenses the Company will likely encounter in the future as related to an increase in its future expenses.

10.
Comment: Terms such as “leverage our media platform” and “female sexual medicine industry” are too vague and generic to be meaningful to an investor. Please replace the terms with plain English explanations of what the terminology refers to.

Response: We note your comment and have replaced the terms.

Our historical financial information does not reflect our current primary business strategy for achieving revenue growth. - page 6

11.
Comment: Please revise the risk factor to identify the number of years Berman Health and Media, Inc. has been in business, the percentage of revenue attributable to clinic patients and the percentage attributable to each of the other products and services provided. Also, discuss your anticipated timelines for introducing new products and services, and clarify the relationship between Berman Health and Media and the company.

Response: We note your comment and have revised the risk factor accordingly.

Mr. Jeffrey P. Riedler
October 19, 2005

We are dependent upon one person. Dr. Laura Berman, for achieving revenue growth. The loss of services of Dr, Berman would result in significant financial loss for us. - page 7

12.	Comment: Do you have a key person life insurance policy covering Dr. Berman. If you do not, please disclose that information here.

Response: We note your comment and have revised the risk factor to include information regarding the Company’s key life insurance on Dr. Berman.

The market for female sexual health products and services is at an early stage and if market demand does not develop, we may not achieve or sustain revenue growth. - page 7

13.
Comment: Please revise the first paragraph of the risk factor to clearly explain what you mean when you say that the market for your products and services is at an early stage, identifying the specific products and services you are referring to. Disclose whether you have conducted market research to analyze the market for your products and services. If so, discuss the results of the research. If not, explain why you believe there is a market for the products and services.

Response: We note your comment and have revised our disclosure to more clearly identify the market that we are referring to in the risk factor and describe the Company’s market research.

14.	Comment: Explain why you cannot predict the timing of your product and service introductions.

Response: We note your comment and have revised the risk factor to indicate, among other things, that we cannot predict the growth, if any, of the markets for our products and services.

15.
Comment: In the second paragraph you refer to your licensees’ products and services. This is the first reference to licensees in your document and readers will not know what you are referring to. Please revise the risk factor to provide an adequate factual context for understanding the risk. Disclose the products and services you have licensed and who you have licensed them to. Briefly discuss the material terms of your arrangements with your licensees. The material terms of these agreements should be discussed in greater detail in the Business section.

Response: We note your comment and have revised the risk factor to discuss the Company’s products and services. We discuss the Company’s relationship with its licensees, including material terms of licensing agreements, under a separate risk factor entitled on “Product liability claims could expose us….”

Mr. Jeffrey P. Riedler
October 19, 2005

16.
Comment: You say that you expect to pursue “extensive and expensive marketing and sales efforts” to educate prospective institutions about the uses and benefits of your products and services. P1ease expand the disclosure to identify the institutions you are referring to. Also, briefly discuss what the marketing and sales efforts will entail, who will carry them out, how much they will cost, the source of the funds you will use, and the timelines you anticipate in carrying out these activities.

Response: We note your comment and have revised the disclosure accordingly.

17.
Comment: Please explain, in plain English, what you mean when you say that “if these institutions are unwilling to budget for such products and services or reduce their budgets as a result of…we may not be able to achieve widespread adoption of our products and services at a satisfactory rate.”

Response: We note your comment and have revised the disclosure to indicate that consumers are not accustomed to consuming our services and insurance companies are not accustomed to reimbursing its clients for such services, and, as a result, may hamper our future growth.

If we fail to protect and enforce our intellectual property rights or if licensors who license intellectual property rights to us fail to protect and enforce such licensors’ intellectual property rights, our ability to license our technologies and to generate revenues would be impaired. - page 7

18.	Comment: The information in this risk factor is so vague and generic that it applies to any company in any industry. Please revise it to discuss your particular situation.

Response: We note your comment and have revised the risk factor to be more specific.

19.	Comment: Please identify the “specialty” you are referring to in the first sentence. Please also identify the specific intellectual property and licenses you are referring to.

Response: We note your comment and have replaced the term specialty.

20.	Comment: Please identify the steps you have taken to protect your intellectual property.

Response: We note your comment and have described the steps the Company has taken to protect the Company’s intellectual property rights.

Mr. Jeffrey P. Riedler
October 19, 2005

We might be unable to recruit or retain necessary personnel, which could slow the development and deployment of our products. - page 7

21.
Comment: The information in this risk factor is also too vague and generic to be informative. Please revise it to include an adequate factual context for evaluating the risk. For example, identify the types and numbers of key personnel you need to hire and explain how you plan to compete for them. Also disclose whether you have had difficulties hiring such persons to date. In this regard, we also note that you have disclosed elsewhere in the prospectus that you have layed off or otherwise terminated a number of employees in the recent past due to your financial condition. We think you need to address this situation in your risk factor as well.

Response: We note your comment and have revised the risk factor to be more specific.

We project rapid growth and change in our business and our failure to successfully manage this change could harm our business. - page 8

22.
Comment: The information in this risk factor is very vague and generic and applies to every company in every industry. Please revise it to describe a risk and consequences that are specific to you and your situation. What is your “projection” based on? What time period are you referring to? What kinds of growth are you referring to? What sorts of management skills are required in this situation and do you currently have personnel with those skills? Please revise your risk factor accordingly.

Response: We note your comment and have revised the risk factor.

Product liability claims could expose us to losses and could be time-consuming and costly to defend. - page 8

23.
We note the reference in the first sentence to the “Berman Center Intimate Accessories Collection.” This is the first mention of the collection in this document and readers will not know what you are referring to. Please explain what is contained in this collection, disclose how long you have been selling them, and specifically state whether you carry liability insurance to cover such claims. If so, disclose the amount of the coverage.

Response: We note your comment and have expanded our disclosure in the risk factor to describe the Company’s Intimate Accessories Collection and related insurance coverage.

24.
Comment: You state that you seek to limit your exposure to product liability claims by using “certain provisions in licensing agreements” and through your manufacturer’s liability insurance. Please briefly describe what these provisions are.

Response: We note your comment and have expanded our disclosure accordingly.

25.
Comment: You say that existing or future laws or unfavorable judicial decisions could limit or invalidate such provisions. Please expand the risk factor to discuss the existing laws and judicial decisions that could limit or invalidate such provisions. We may have additional comments after reviewing your response.

Response: We note your comment and revised the disclosure to clarify that if the Company were to file a claim, and the insurance company refused to provide coverage for the claim, a court of law could refuse to enforce the provision.

Mr. Jeffrey P. Riedler
October 19, 2005

We may become involved in costly and time consuming litigation over malpractice or violation of Stark Laws. - page 8

26.
Comment: Please revise your risk factor to explain what “Stark Laws” are and why they apply to you. Do you accept Medicare and Medicaid patients? If so, describe the services and products you provide that are reimbursable by these programs. Also, the law applies to physicians, so it is unclear how it applies to the company. Please revise your risk factor accordingly.

Response: We note your comment and have revised the risk factor accordingly.

27.
Comment: It is unclear what information you are trying to convey in the first paragraph of the risk factor. For example, readers are not likely to know what you are referring to by your reference to the cessation of the Women’s Health Initiative launched by the National Institutes of Health in the United States. This initiative appears to be ongoing. Please revise your disclosure to be specific about what was stopped, why it was stopped, and what the “demonstrated risks” are.

Response: We note your comment and have included a description of the Women’s Health Initiative.

28.	Comment: Your revised risk factor should also explain, what hormone therapy consists of, why it is prescribed, and the alternatives that are available.

Response: We note your comment and have included a description of hormone therapy.

29.	Comment: Please specifically indicate whether you carry insurance to cover any claims that might result from the provision of this therapy.

Response: We note your comment and have revised the risk factor accordingly.

30.	Comment: Please separate your discussion of hormone therapy from the remainder of this risk factor and present it under its own specific subheading.

Response: We note your comment and have separated our discussion of hormone therapy as a separate risk factor.

31.
Comment: Please explain what you mean by your reference to “full information and medical disclaimers.” You should also address the legal validity of such disclaimers if a claim is made against the company.

Response: We note your comment and have revised the risk factor accordingly.

32.	Comment: The information in the third paragraph should also be presented as a separate risk factor under an appropriate subheading.

Response: We note you comment and have separated the third paragraph into a separate risk factor.

Mr. Jeffrey P. Riedler
October 19, 2005

33.
Comment: The prospectus does not appear to contain any discussion of your relationships with any professional corporations, and we do not understand what you are referring to when you state that such corporations “function around the Company (i.e., the practice).” Please include a detailed discussion in the “Business” section of the prospectus and a brief summary here. In addition, please include an organizational diagram that shows the company, its subsidiaries and any related or affiliated entities. The diagram should be accompanied by a narrative that explains the basis of the relationships and any other information necessary to understand how the company is organized. We may have further comment after we review your response.

Response: We note your comment and have clarified our relationship with the physicians that provide medical services to the Company’s patients. We also supplementally provide to you agreements with the limited liability companies with which the Company contracted for medical services. These agreements have expired and there is no written agreement with the one physician that currently provides medical services to the Company’s patients. We have also provided a disclosure in our Business section under the subtitle “Legal Environment and Our Relationship with Physicians.” In addition, please see our response to your comment no. 92 for financial information regarding our relationship with physicians and the LLCs through which the physicians operate their practice.

34.
Comment: Your revised risk factor, and the “Business” section, should describe what the “medical portion” of the business consists of. Identify any professional corporation(s) that are related or affiliated with the company, or provide services on behalf of the company, and describe, briefly, the terns of any agreements with there. Also, explain how your arrangements constitute an “arms-length” relationship.

Response: We note your comment and have revised the risk factor, as separated under the heading “The Illinois Professional Standards Board requires arms-length…”, and have included disclosures regarding the Company’s arrangements with physicians to provide medical services to the Company’s patients.

35.
Comment: Your revised risk factor should explain why the company might be subject to review by the licensing boards in the state of Illinois, identifying the applicable boards and what the potential adverse consequences of such a review might be. It should also explain what the “corporate medicine doctrine” is.

Response: We note your comment and have revised the risk factor accordingly. We have also omitted the term “corporate medicine doctrine.”

36.
Comment: You state that the majority of clinic revenue is not derived from medical services. Please disclose what it is derived from, and the portion attributable to medical services. Also explain how the amount of revenue from medical services relates to the question of whether your relationships with medical professionals will be viewed as “improperly maintained.”

Response: We note your comment and omitted the reference to the amount or percentage of revenue derived from medical services.

Mr. Jeffrey P. Riedler
October 19, 2005

The Company and our officers, directors and employees have limited experience in marketing, licensing and selling the products and services offered by our clinic,... - page 8

37.	Comment: Please explain what the term “female sexual medicine industry” means.

Response: We note your comment and have revised the risk factor to replace the term “female sexual medicine industry” with “female sexual health.”

Legislative actions, higher insurance cost and potential new accounting pronouncements are likely to impact our future financial position and results of operations. - page 9

38.
Comment: In the third sentence you state that insurers are likely to increase, premiums as a result of high claims rates, which you expect will increase your premiums. It is unclear what you are referring to. Please identify the specific kind(s) of insurance at issue. Have you experienced high claims rates against your policies? The revised disclosure should address your own specific situation. That is, describe how your company, specifically could be adversely affected.

Response: We note your comment and have revised the risk factor to only address the risk of increased insurance costs. We have also expanded our disclosure of how the risk could specifically affect the Company.

Changes in general economic conditions, especially interest rates and business cycles, may significantly affect our income and revenues. - page 9

39.
Comment: The information in this risk factor is too vague and generic to be meaningful to a potential investor in your company. Please revise it to describe a risk that is specific to your situation. For example, you refer to interest rates and business cycles in the subheading, but the body of the risk factor does not disclose whether you have any debt that would be affected by changes in interest rates or what the business cycle of a company in your industry consists of. In addition, it is not clear how terrorism in Iraq and Afghanistan have affected or are likely to affect your business in the future or how terrorism affects demand for your products and services.

Response: We note your comment and have omitted the risk factor.

40.
Comment: You say that the long-term effects on your industry and the market for your products and the U.S. economy as a whole are uncertain. You need to discuss this situation in greater detail and identify the factors on which your conclusion is based. We may have further comment:

Response: We note your comment and have omitted the risk factor.

Mr. Jeffrey P. Riedler
October 19, 2005

We may become involved in costly and time consuming litigation over clinical trials conducted at the Berman Center. - page 9

41.
Comment: Currently, this “risk factor” is a simple statement of fact that does not describe a specific risk and its potential adverse consequences. Please revise it so that it does, including a description of the risks that are “inherent” in experimentation on human subjects.

Response: We note your comment and have revised the risk factor to address your comment.

42.	Comment: Please relocate the revised risk factor so that it appears with the other risk factors involving legal liability and malpractice on page 8.

Response: We note your comment and have rearranged our risk factors such that the risk factors relating to the risk of litigation are adjacent to one another.

43.
Comment: Explain what an independent review board is and how it works. Clarify whether you currently have one, as well as whether you have in the past or currently are conducting clinical research at your facility. Also, briefly describe the nature and type of clinical trials that you have or will in the future conduct.

Response: We note your comment and have revised the disclosure regarding the independent review board and the Company’s clinical trials.

44.	Comment: Disclose the limitations of your malpractice insurance.

Response: We note your comment and have disclosed the limitations of the Company’s malpractice insurance.

If our television shows fail to maintain a sufficient audience and if adverse trends develop in the television production business generally, that business could become unprofitable. - page 9

45.
Comment: This risk factor contains your first reference to an existing television production business. A reader will not know what you are referring to, so you need to expand the risk factor to provide a reasonably detailed factual context for evaluating the risk. You should disclose when you went into this business, how much revenue you have earned to date, whether you have contracted with others to produce the program, or produce it within your own company. If you contract with others, disclose the material terms of your production agreement.

Response: We note your comment and have revised the risk factor to provide more information regarding the Company’s television production portion of its business. We have also included a description of the television production business in the prospectus summary and Business sections.

Mr. Jeffrey P. Riedler
October 19, 2005

46.
Comment: In the first sentence of the second paragraph you say that Showtime Networks has “approved” the pilot for your program. However, the second sentence says that the Network is in the process of “reviewing the pilot.” Please revise the disclosure to eliminate this inconsistency.

Response: We note your comment and have revised and updated the risk factor accordingly.

47.
Comment: Please include a brief description of the material terms of your pilot agreement. Also, we note that you have not filed this agreement as an exhibit to the registration statement. Please provide us with your legal analysis of the basis for your belief that it is not required to be filed.

Response: We note your comment and respectfully inform you that we attached the agreement between the Company and View Films, its production company, as Exhibit 10.5 to the Registration Statement filed on July 5, 2005. The Exhibit also contains an agreement by and between the Company and View Films relating to the Showtime pilot and series. In addition, we have attached as Exhibit 10.5(a) to the Registration Statement filed on the same date of this letter the “pick up” letter agreement by and between View Films and Showtime that relates to Showtime’s pick up of the Company’s television series.

We are reliant upon outside production companies to produce a successful television product and we may not be able to control the final output. - page 10

48.
Comment: The information in this risk factor is too vague and generic to be meaningful to a potential investor. Please revise it to include an adequate factual context for evaluating the risk. For example, disclose how many production companies are you involved with and for what purposes. Also, describe the material terms of your agreements with the production companies. These agreements should be described in greater detail in the “Business” section.

Response: We note your comment and have combined the risk factor with the preceding risk factor regarding the Company’s television show portion of its business. We have also revised the disclosure to respond to your comment.

49.	Comment: It is unclear why, if you contract with a production company, you are not in charge of the quality of the final output. Please explain the reason for this in the risk factor.

Response: We note your comment and have revised the disclosure accordingly.

50.	Comment: Please expand the risk factor to explain why your media projects may not produce long-term revenue.

Response: We note your comment and have revised the disclosure accordingly.

Mr. Jeffrey P. Riedler
October 19, 2005

Future acquisitions might dilute stockholder value, divert management attention or cause integration problems. - page 10

51.	Comment: All companies making an acquisition face the risk you describe in this risk factor. Please revise it to describe a risk specific to you and your situation, or delete it.

Response: We note your comment and have omitted the risk factor.

52.
Comment: We note that elsewhere in this document you indicate an intention to acquire a website(s) from Dr. Berman. Please provide appropriate risk factor disclosure regarding your intentions, including the price, how it was or will be determined and by whom. Please refer to Item 404 of Regulation S-B.

Response: We note your comment and hereby supplementally inform you that there is no longer any current intention or plan for the Company to purchase a website from Dr. Berman. We have revised the respective disclosures in the Registration Statement accordingly.

We anticipate raising additional capital in the future. - page 10

53.
Comment: Again, the information included in the risk factor is too vague and generic to be informative. Please revise it to provide an adequate factual context, quantifying the disclosure to the extent practicable. You have discussed a number of planned products, new offices, and new enterprises throughout the prospectus. You need to fully identify your intentions, the timelines involved, the amount of capital you will need and the impact of the auditor’s going concern opinion on your capital raising efforts.

Response: We note your comment and have revised the risk factor accordingly.

Our executive officers, directors and major stockholders have significant control over us, which may lead to conflicts with other stockholders over corporate governance matters. - Page 10

54.
Please revise the risk factor to disclose that Mr. Samuel Chapman is Dr. Berman’s husband. Also disclose Mr. Alger Chapman’s relationship. If any of the other officers and directors are related, disclose that as well.

Response: We note your comment and have revised the risk factor accordingly.

If we fail to maintain effective internal controls over financial reporting, the price of our common stock may be adversely affected. - page 11.

55.
Comment: Please disclose whether management has reviewed the adequacy of your current internal controls. Also disclose whether your auditors have reviewed them. If not, disclose when you intend to do this and discuss, in reasonable detail, the potential risk to an investor of making an investment prior to such a review. If you have completed these reviews, discuss the conclusions reached.

Response: We note your comment and have expanded our disclosure to explain, among other things, that the Company’s management has reviewed the adequacy of the Company’s internal controls over financial reporting and that our auditors have not yet conducted such a review, and risks related thereto.

Mr. Jeffrey P. Riedler
October 19, 2005

We may not be able to achieve the benefits we expect to result from the merger. - page 11

56.
Comment: You have not identified, anywhere in the prospectus, what the benefits you anticipated receiving as a result of the merger are, so a reader will not know what you are talking about here. Please revise the risk factor to identify those anticipated benefits. In addition, since you merged into a non-operating shell, it is not clear how management’s attention and effort are being devoted to “consummating and achieving the benefits of the merger” and how these efforts are diverting management’s attention from other important issues. If you retain this risk factor, please provide a reasonably detailed factual context for the risk.

Response: We note your comment and have revised the risk factor accordingly.

We have of not voluntarily implemented various corporate governance measures, in the absence of which, stockholders may have more limited protections against interested director transactions, conflicts of interest and similar matters. - page 11

57.
Comment: Please revise the risk factor to address the facts of your particular situation. For example, discuss the family relationships among your directors, describe how Dr. Berman’s compensation is determined as well as other specific examples of the existing conflicts of interest. Also, disclose whether you have any independent directors.

Response: We note your comment and have revised the risk factor accordingly.

Provisions of our certificate of incorporation and bylaws may delay or prevent a take-over which may not be in the best interests of our stockholders. - page 12

58.
Comment: Expand the risk factor to identify the relevant provisions of your certificate and bylaws and explain how they work. Also identify the relevant provisions of the Delaware corporation law and explain how they work.

Response: We note your comment and have revised the risk factor accordingly.

59.	Comment: Please disclose that these provisions may also result in the entrenchment of management.

Response: We note your comment and have revised the risk factor accordingly.

Shares eligible for future sale may adversely affect the market price of our common stock… - page 12

60.
Comment: Disclose the duration of the lock-up period and the number of shares affected by it. Also disclose the date(s) on which shareholders may begin to sell shares pursuant to the provisions of Rule 144, and the number of shares that can be sold beginning on that date.

Response: We note your comment and have revised the risk factor accordingly.

Mr. Jeffrey P. Riedler
October 19, 2005

We do not foresee paying cash dividends in the foreseeable future. - page 13

61.
Comment: This “risk factor” is a simple statement of fact, not a description of a risk and its potential adverse consequences. If you are trying to say that investors will need to look to appreciation in the value of their stock, rather than to dividends, for an increase in the value of their investment, then say so. In that case, it appears that the potential adverse consequence is that investors will not be able to resell their shares at or above the price they paid for them. Please revise the risk factor accordingly.

Response: We note your comment and have revised the risk factor accordingly.

Use of Proceeds - page 14

62.
Comment: In light of the recent private placement of your securities, please include a discussion of the specific uses you put the proceeds to date, and the purposes to which you plan to put the remainder of the proceeds to in the future. You should also include the specific amounts you have used, or intend to use, for each identified purpose.

Response: We note your comment and have expanded our disclosure to explain our use of net proceeds from the June 2005 private placement.

Selling Security Holders - page 14

63.
Comment: It is not clear whether the table includes all of the shares owned by the selling shareholders, or just those being registered in this offering. The third sentence in the paragraph below the table indicates that the table “assumes that the selling security holders will not sell shares of common stock not being offered through this prospectus.” Please revise the first column in the table to include all shares owned by each holder or confirm to us that it already does.

Response: We note your comment and hereby respectfully inform you that the number of shares listed in the first column includes all shares owned by each holder. We have revised the Selling Security Holder table to clarify this fact.

64.	Comment: Also, clarify, by footnote, which shares are currently outstanding and which shares are issuable upon the exercise of outstanding warrants.

Response: We note your comment and have added footnotes to the section in accordance with your comment.

Mr. Jeffrey P. Riedler
October 19, 2005

65.	Comment: Please identify the natural person possessing investment and voting power over the shares owned by each non-natural person listed in the table.

Response: We note your comment and have added footnotes to the section in accordance with your comment.

66.
Comment: Please confirm that none of the selling shareholders are broker/dealers or affiliates of broker/dealers. If any of the selling shareholders are broker/dealers, they must be identified as underwriters. The only exception is if the shares were received as underwriting compensation. If any of the selling shareholders are affiliates of broker/dealers, you must state that these selling shareholders purchased these shares in the ordinary course of business with no agreements to distribute the shares. If you are unable to make these statements, then these affiliates must be identified as underwriters.

Response: We note your comment and have revised the disclosures accordingly.

67.	Comment: Please include a description of the terms of the private placement(s) in which the units containing the shares aced warrants were sold.

Response: We note your comment and have included a disclosure regarding the terms of the private placement.

Business - page 18

68.
Comment: Please expand your disclosure to include a table disclosing the amount of revenue you have received from each of your activities during each of the two most recent fiscal years and the current year to date. Also provide narrative disclosure indicating how you earn revenue from each identified activity.

Response: We note your comment and have included in the Business section a table summarizing the Company’s revenue per activity.

69.
Comment: Please explain, in detail, what “customized bio-identical hormone therapy” is and how this product is “identical to the body’s own chemistry.” Tell us whether you have received approval from the FDA to market thus product. If not, tell us why you haven’t. We may have further comment.

Response: We note your comment and have revised our explanation of the Company’s bio-identical hormone therapy. In addition, we have revised our disclosure to indicate that FDA approval is not required for the Company’s bio-identical hormone therapy and we have not sought nor obtain such approval.

70.
Comment: You say in the last paragraph on page 18 that many women “have been thrown into crisis with few options for easing the symptoms of menopause.” You also say that there is “a lack of information around the effectiveness of commercial hormone therapy arid the factual risks it poses to women’s health.” It is unclear what information you are trying to convey with these statements. Please revise the disclosure to provide an appropriate factual context. Also, please provide us with factual support for both statements.

Response: We note your comment and have omitted the statements referenced in your comment.

Mr. Jeffrey P. Riedler
October 19, 2005

71.
Comment: You say that “unlike commercial hormone therapy, bio-identical hormones are constantly regulated to deliver the lowest level of hormones required...” Please provide us with factual support for this claim.

Response: We note your comment and have revised to the disclosures to explain how bio-identical hormones are provided to patients. Because the hormones are delivered in a compounded cream, there are limitless variations in the dosage that can be delivered versus a standard pill or patch and it is the practice of doctors and nurse practitioners at the Berman Center to deliver the lowest level of hormones required to alleviate symptoms.

72.
Comment: Please revise each of the subsections that discuss Dr. Berman’s activities to clarify that the revenues from these activities go to your company and explain whether these revenues will continue to go to your company if Dr. Berman terminates her employment. For example, do you get paid for Dr. Berman’s columns in the Chicago Sun-Times or does Dr. Berman receive this revenue?

Response: We note your comment and have revised the subsection to clarify that all revenue generated by Dr. Berman, other than honorariums and speaking fees, go to the Company.

Omnimedia Platform - page 19

73.
Comment: In the second paragraph you say that Dr. Berman has “relationships” with “many companies that manufacture drugs in the sexual dysfunction realm.” Please describe the relationships and the manufacturers. If there are any agreements between the Berman Center or Dr. Berman and these companies, please describe the material terms of these agreements and tell us why you believe they are not required to be filed as exhibits. You also say that she has been “a lead investigator on key research” in this area. Please identify the specific research you are referring to and the specific role Dr. Berman played.

Response: We note your comment and have revised the disclosure accordingly. Please note that there is an expanded disclosure regarding Dr. Berman’s and the Company’s relationships with corporations in the “Corporate Relationships” section, which is located a few paragraphs below the “Omnimedia Platform” section. We do not currently have any agreements with the companies and have included a disclosure to reflect this fact.

74.
Comment: In the same paragraph you refer to “that study on the effectiveness of Viagra in women.” Please be specific about what you are referring to. Please also clarify whether the FDA has approved the marketing of Viagra for this purpose.

Response: We have omitted our reference to the “Viagra” study in this subsection and have maintained our disclosure of the “Viagra” study in the “Research and Clinical Trials” subsection in the Business section, which describes the study in more detail.

Mr. Jeffrey P. Riedler
October 19, 2005

Radio - page 20

75.
Comment: Please describe the material terms of the company’s relationship with Matrix Media. Also explain how the company earns revenue from radio advertising. Tell us why you believe this agreement is not required to be filed.

Response: We note your comment and have revised our disclosure to disclose the agreement between the production and distribution company associated with Dr. Berman’s show. We have also attached the agreement that was entered into between the production and distribution company and the Company as an exhibit to the Registration Statement.

Internet Initiatives - page 20

76.
Comment: Please provide us with factual support for your claim that online dating is a growing segment of the e-commerce market and has relatively low barriers to entry, and that such websites often struggle with generating enough paying women users. Mark the supporting document to show the location of the information you are relying on.

Response: We note your comment and have revised the disclosure to exclude the referenced statements.

77.
Comment: We note your statement that you plan to design and implement your dating site with an existing online dating partner. Please identify the partner and describe the material terms of your agreement with this party. Tell us why you believe the agreement is not required to be filed.

Response: We note your comment and hereby supplementally inform you that the Company does not currently have an online dating partner. We have revised the disclosure to clarify this fact.

Key Business Relationships - page 21

78.
Comment: Please clarify what you mean when you say that the five entities mentioned in the paragraph are “key partners.” Do you mean that Dr. Barman owns these entities? Does Dr. Berman or the company have agreements with these entities? If so, you should describe their material terms and file them as exhibits to the registration statement.

Response: We note your comment and have revised the disclosure to describe the “key partners” as “key business relationships.” We have also revised the disclosure to provide the material terms of any agreements that Dr. Berman or the Company has in connection with the key business relationships. We have also attached the material agreements as exhibits to the Registration Statement.

Mr. Jeffrey P. Riedler
October 19, 2005

Corporate Relationship - page 21

79.	Comment: Please explain how you define “corporate partner.”

Response: We note your comment and have revised the disclosure accordingly.

80.
Comment: Quantify the amounts you have received from each “corporate interest” for research, publishing projects and satellite media tours identifying each one during each of the last two fiscal years and year to date.

Response: We note your comment and have expanded our disclosure accordingly.

81.
Comment: Provide us with factual support for your claim that you have a reputation as a “thought leader in menopause management and female sexual medicine.” Mark the document to show the location of the information you are relying on. In the alternative, please delete the language.

Response: We note your comment and have removed the reference to “thought leader” in the disclosure.

82.	Comment: Please be more specific about what you mean when you refer to Dr. Berman’s “loyal, robust clientele and fan-base.”

Response: We note your comment and have revised the disclosure to refer to Dr. Berman’s “clientele and fan-base.”

83.
Comment: Provide us with factual support for your claim that the “omnimedia concept is successfully integrated into our advertising sales channels and business model.” In the alternative, delete the claim.

Response: We note your comment and have omitted the statement.

The Clinic Process - page 21

84.	Comment: The first sentence in this section implies that Dr. Berman is a physician. Please indicate that Dr. Berman has a Ph.D. in social work.

Response: We note your comment and have added a disclosure that Dr. Berman is not a physician and has a Ph.D in social work.

Mr. Jeffrey P. Riedler
October 19, 2005

Medical Evaluation - page 22

85.	Comment: Please be more specific about what the term “medical practitioner” encompasses.

Response: We note your comment and have revised the disclosure to indicate that “medical practitioner” includes physicians and nurse practitioners.

86.
Comment: Provide factual support for your claim that “many experts agree” that saliva testing is more precise than blood tests. Please mark the document(s) to show the location of the information you are relying on.

Response: We note your comment and have revised the disclosure to omit the reference to “many experts agree.”

87.	Comment: Explain what a “patient concierge” is.

Response: A patient concierge is a patient admin employee. A patient concierge welcomes the patient, coordinates the patient’s schedule among clinicians, explains test results to the patient, provides information regarding on-going treatment plans and performs other administrative tasks related to the patients. We have revised the disclosure to define a patient concierge.

Medical Treatment - page 23

88.	Comment: Please replace the acronyms “SSRI’s” and “SNRI’s” with a brief explanation of what the acronym stands for and the purpose of the medication.

Response: We note your comment and revised the disclosure to include a short description of SSRIs and SNRIs.

Research and Clinical Trials - page 24

89.
Comment: Please discuss the conflicts of interest inherent in your research endeavors, particularly in light of Dr. Berman’s “relationships” with the companies, and the money they spend advertising their products through the Center.

Response: We note your comment and have added disclosures regarding conflicts of interests in the Research and Clinical Trials section.

90.
Comment: You say that “it should be noted that all research is done based on real science and patient needs.” Please discuss this in greater detail. You also say that the “commercial aspect of the financing and promotion of the research is not allowed to compromise the integrity or accuracy of the results.” Please discuss this in greater detail as well. We may have additional comments.

Response: We note your comment and have revised the disclosure to indicate that all funding for research is received in the form of an unrestricted educational grant, the terms of which are intended to detach the payment for financing the research from the research’s outcome.

91.
Comment: Discuss the “centralized internal review board (IRB)” office and its activities in greater deal. Clarify whether this is an in-house entity, or an independent body. Identify the board’s responsibilities, the members of the board, and briefly discuss the criteria they use in making determinations. We may have further comment after reviewing your response.

Response: We note your comment and have revised the disclosure to indicate that the term “centralized institutional review board” refers to the review board of Essex Institutional Review Board Inc., an independent organization located in Lebanon, New Jersey. The Institutional Review Board determines whether research proposals meet the review board’s requirements for safety and ethical standards for conducting clinical research on human subjects.

Mr. Jeffrey P. Riedler
October 19, 2005

Legal Environment - page 26

92.
Comment: Please provide us with copies of the management agreements you have with physicians and/or their professional corporations. Also provide us with copies of their leases or rental agreements. Finally, tell us where in your financial statements, you disclose the revenue you receive from the physicians and your rental activities. We may have further comment.

Response: We note your comment and hereby supplementally provide you with copies of the agreements with physicians and the limited liability companies relating to the management and lease arrangements. Please note that the management and lease arrangements are contained within the same agreement. Moreover, please note that the supplementally provided agreements have expired and are no longer in effect. We currently have one physician, Dr. Locker, that continues to provide medical services to the Company’s patients; however, we do not currently have a written agreement with the limited liability company through which Dr. Locker operates.

The agreements hereby provided to you were in effect during the year 2004. A majority of the medical services that had been provided during 2004 by physicians working in their own company but providing services to the Company’s patients are now performed by nurse practitioners working as employees of the Company. The patient receives one invoice from the Company (which is revenue for the Company). In 2004, the invoice represented a combination of charges for medical service provided by the physician, if any, and services provided by the other clinicians such as intake, therapy, nutrition and yoga for their office visit to the Company’s clinic. The total revenue, which is equal to the combined charge described above, was reported as clinic revenue on the Company’s financial books since the physician charges are absorbed by the Company and passed through to the patient. For tax reporting purposes, revenue and costs were split out by the separate tax reporting entities. As part of this, rental income was netted against rent expense for the Company, reducing the total Company rent expense.

Employees and Labor Relations - page 27

93.	Comment: Please expand the disclosure to describe the services provided by the employees.

Response: We note your comment and have included additional information in the disclosure regarding the Company’s employees.

Mr. Jeffrey P. Riedler
October 19, 2005

Recent Events - page 30

94.
Comment: Please revise the last sentence in this section to delete the reference to registering the warrants as they have not been included in this registration statement. If you mean to say that you are registering the shares underlying the warrants you should revise the disclosure accordingly.

Response: We note your comment and have revised the statement accordingly.

Management’s Discussion and Analysis - page 29

Results of Operations

Three Months ended March 31 , 2004 and 2005

Revenue - page 31

95.
Comment: We note from your disclosure that Dr. Berman’s radio show did not start until the first quarter of 2004, but you did not record any revenue in 2004 related to the radio show. It would appear, however, that the radio show started in 2005. Please correct this discrepancy.

Response: The broadcasting of the Dr. Laura Berman Radio Show began in August of 2004. It was originally broadcasted on one radio station in Chicago. The program was then marketed to other radio markets. The Company was not to receive any advertising revenue from the show until a minimum number of markets carried the show through syndication. This occurred in early 2005 and the Company received its first payment of advertising revenue. We have revised our disclosure in the revenue disclosure to reflect our response to this comment.

96.	Comment: Please discuss the staff reductions and salary cuts in reasonable detail, quantifying the disclosure to the extent practicable.

Response: We note your comment and have provided a disclosure regarding staff and salary reductions.

Years Ended December 31, 2004 and 2003 - page 33

97.	Comment: Please expand the discussion of your revenues to also disclose your net revenues from each of the three categories.

Response: We note your comment and have expanded our discussion of revenues accordingly.

Mr. Jeffrey P. Riedler
October 19, 2005

Liquidity and Capital Resources - page 34

98.
Comment: We note from your disclosure that you have sufficient funds on hand to fund your operations for the next quarter. Please revise Management’s Discussion and Analysis to provide a reasonably detailed discussion of the company’s ability or inability to generate sufficient cash to support its operations during the twelve-month period following the date of the financial statements. Please clarify what management’s business plan is and how you intend to raise additional capital. Refer to Section 607.02 of the Financial Reporting Codification.

Response: We note your comment and have revised the disclosure accordingly.

99.
Comment: Please also disclose the amount of net proceeds from your private placement. Also disclose the amount of funds you have on hand. You state that your funds are sufficient to fund your operations for the next quarter. Please be more specific about the dates involved. Also discuss the purposes to which you will put the funds, and the amount spent or to be spent for each purpose.

Response: We note your comment and have revised our disclosure accordingly.

100.	Comment: Please identify the “certain investors” referred to in the first paragraph on page 35.

Response: We note your comment and have revised the disclosure accordingly.

Directors, Executive Officers and Control Persons - page 35

101.	Comment: We note that Samuel Chapman has been the President of Parsons Capital Corporation for the past thirteen years. Please quantify the percentage of his time that he devotes to the Berman Center.

Response: We note your comment and have revised the disclosure accordingly.

Executive Compensation - page 39

Employment Agreements - page 39

102.	Comment: Please clarify whether the registrant has an employment agreement with Mr. Samuel Chapman. If so, describe the material terms of the agreement.

Response: We note your comment and have revised the Employment Agreements section to indicate that we do not currently have an employment agreement with Mr. Chapman.

103.
Comment: Please refer to the next to last sentence of this section. We note that this provision is not contained in the employment agreement. Please discuss where this requirement comes from. Also disclose how you would determine the amount of compensation that was “adequate” in light of the conflicts of interest that management and various board members have. We may have additional comment.

Response: We note your comment and have omitted the statement. The referenced sentence is incorrect.

Mr. Jeffrey P. Riedler
October 19, 2005

Certain Relationships and Related Transactions

104.
Comment: We are unable to locate the information required by Item 404 of Regulation S-B. Please expand the prospectus to include this disclosure for the two most recent fiscal years, the year to date and any proposed transactions. We may have further comment after reviewing your response.

Response: We hereby supplementally inform you that we provided a disclosure of pursuant to Item 404 of Regulation S-B on page 41of the Company’s Registration Statement filed on July 5, 2005.

Code of Ethics

105.	Comment: Please expand the disclosure to indicate whether you have adopted a code of ethics as specified in Item 406 of Regulation S-B. If you do not have one, explain why not.

Response: We respectfully inform you that we do not believe that such a disclosure is required in a registration statement on Form SB-2. The Company will, however, provide the disclosure pursuant to Item 406 in its future periodic reports as required.

Security Ownership of Certain Beneficial Owners and Management - page 40

106.	Comment: Please disclose the identity of the person possessing beneficial ownership of the shares attributed to each non-natural person included in the table.

Response: We note your comment and have disclosed the requested information.

107.
Comment: On page 42 you state that the purchasers of a majority of the units sold in your recent private placement knave the right to designate one member to the Board for a period of one year following the closing of the merger. Please identify who that director is.

Response: We note your comment and respectfully inform you that the purchasers exercised their right in August 2005 and selected Howard Zuker, who now sits on the Company’s Board of Directors. We have updated the disclosure accordingly.

Berman Center

Consolidated Financial Statements

108.
Comment: It appears you are a development stage enterprise as defined in SFAS 7. Please label your financial statements as development stage pursuant to SFAS 7 paragraph 12. In addition please revise your independent auditors’ opinion to refer to you as a development stage enterprise.

Response: We note your comment and have revised the disclosure accordingly.

Mr. Jeffrey P. Riedler
October 19, 2005

Notes to Consolidated Financial Statements

Note 4 - Summary of Significant Accounting Policies

109.	Comment: It appears your costs of services are material components of your financial statements. As such, please include your accounting policy for recognizing each of your costs of services.

Response: We note your comment and have added a disclosure of our accounting policy for costs for services.

Revenue Recognition, page F-11

110.
Comment: Please tell us the basis for your accounting policy for research and clinical trials. Tell us the terms of the agreements and why you believe it is appropriate to wait until completion and release of the results to record revenue.

Response: We note your comment and have revised the accounting policy for revenue recognition accordingly.

111.	Comment: Please disclose your revenue recognition policy for advertising revenue.

Response: We note your comment and have revised the revenue recognition policy with respect to advertising revenue accordingly.

Note 6 - Commitments and Contingencies, page F-15

112.
Comment: Please disclose the amount of the contribution received from Dr. Berman for all periods presented and disclose your accounting policy for the contributions. Tell us the basis for the accounting treatment.

Response: We note your comment and have revised the disclosure accordingly.

LB Center, Inc.

Report of Independent Registered Public Accounting Firm, page F-20

113.	Comment: It appears you are issuing a going concern paragraph in the auditors’ report. Please include a statement that there is “substantial doubt” that the company will continue as a going concern.

Response: We note your comment and the auditor’s report has been revised accordingly.

Mr. Jeffrey P. Riedler
October 19, 2005

General

114.	Comment: Please revise the Form lOSB filed on July 5, 2005 to reflect the comments issued above as applicable.

Response: We note your comment.
Please do not hesitate to contact the undersigned with any questions.

Sincerely,

By:	/s/ Jeryl A. Bowers
Jeryl A. Bowers

cc:	Mary K. Fraser, Esq.
Joseph Roesler
Suzanne Hayes
Joel Parker
Samuel Chapman
William McDunn